UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549


                          SCHEDULE 13G


            UNDER THE SECURITIES EXCHANGE ACT OF 1934
                    (AMENDMENT NO.    6    )*


                     The Loewen Group Inc.
                        (Name of Issuer)

                Common shares without par value
                 (Title of Class of Securities)

                          54042L 10 0
                         (CUSIP Number)

Check the following box if a fee is being paid with this statement []. (A fee is not required only if the filing person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).















SEC 1745 (2-95)

CUSIP     54042L 10 0         13G         PAGE   2  OF  7  PAGES
NO.

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON
       Raymond L. Loewen
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (a) []
                                                       (b) []

 3  SEC USE ONLY

 4  CITIZENSHIP OR PLACE OF ORGANIZATION
       Canada
                5  SOLE VOTING POWER
                      6,833,290
  NUMBER OF
   SHARES       6  SHARED VOTING POWER
BENEFICIALLY          0
  OWNED BY
    EACH        7  SOLE DISPOSITIVE POWER
  REPORTING           6,833,290
   PERSON
    WITH        8  SHARED DISPOSITIVE POWER
                      0
 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       6,833,290 shares
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES *


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       11.4
12  TYPE OF REPORTING PERSON *

       IN

CUSIP     54042L 10 0         13G         PAGE   3  OF  7  PAGES
NO.

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON
       Anne Loewen
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP *  (a) []
                                                      (b) []

 3  SEC USE ONLY

 4  CITIZENSHIP OR PLACE OF ORGANIZATION
       Canada
                5  SOLE VOTING POWER
                      2,254,838
  NUMBER OF
   SHARES       6  SHARED VOTING POWER
BENEFICIALLY          0
  OWNED BY
    EACH        7  SOLE DISPOSITIVE POWER
  REPORTING           2,254,838
   PERSON
    WITH        8  SHARED DISPOSITIVE POWER
                      0
 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,254,838 shares
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES *


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       3.8
12  TYPE OF REPORTING PERSON *

       IN


                                          PAGE   4  OF  7  PAGES

Item 1(a).  Name of Issuer

          The Loewen Group Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices

          The Loewen Group Inc.
       4126 Norland Avenue
       Burnaby, British Columbia  V5G 3S8
       Canada

Item 2(a).  Names of Persons Filing

          Raymond L. Loewen and Anne Loewen.
          Raymond L. Loewen and Anne Loewen are husband and wife.

Item 2(b).  Address of Principal Business Office

       The address of the principal business office of Raymond
       L. Loewen and Anne Loewen is:

            The Loewen Group Inc.
            4126 Norland Avenue
            Burnaby, British Columbia
            Canada V5G 3S8

Item 2(c).  Citizenship

          Raymond L. Loewen and Anne Loewen are citizens of
          Canada.

Item 2(d).  Title of Class of Securities

       Common shares without par value

Item 2(e).  CUSIP Number

       54042L 10 0

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b)

       Not applicable


                                         PAGE   5  OF  7  PAGES

Item 4.   Ownership

       (a)     Amount Beneficially Owned:

            Raymond L. Loewen:6,833,290 shares *
            Anne Loewen:           2,254,838 shares

       (b)     Percent of Class

            Raymond L. Loewen:11.4%
            Anne Loewen:                3.8%

       (c)     Number of shares as to which such person has:

            (i)     sole power to vote or to direct the vote

                     Raymond L. Loewen:6,833,290  *
                     Anne Loewen:    2,254,838

            (ii)    shared power to vote or to direct the vote

                      Raymond L. Loewen:     0
                      Anne Loewen:      0

            (iii)     sole power to dispose or to direct the
disposition of

                     Raymond L. Loewen:6,833,290  *
                     Anne Loewen:    2,254,838

            (iv) shared power to dispose or to direct the disposition of

                      Raymond L. Loewen:     0
                      Anne Loewen:      0

          * includes 750,747 shares that Mr. Loewen has the right to acquire within 60 days of December 31, 1996

Item 5.   Ownership of Five Percent or Less of a Class

       Not applicable

Item 6.   Ownership of More than Five Percent on Behalf of
Another Person

          Not applicable


                                         PAGE   6  OF  7  PAGES

Item 7.Identification and Classification of the Subsidiary Which
       Acquired the Security Being Reported on By the Parent
       Holding Company

          Not applicable

Item 8.     Identification and Classification of Members of the
            Group

       Not applicable

Item 9.   Notice of Dissolution of Group

       Not applicable

Item 10.  Certification

       Not applicable


                                          PAGE   7  OF  7  PAGES

                           SIGNATURES

       After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.




February 11, 1997                         /s/ Raymond L. Loewen
                                     Raymond L. Loewen




February 10, 1997                         /s/ Anne Loewen
                                     Anne Loewen




         Statement Filed Pursuant to Rule 13d-1(f)(iii)

       This Schedule 13G is filed on behalf of Raymond L. Loewen and Anne Loewen.



  /s/ Raymond L. Loewen                           /s/ Anne Loewen
Raymond L. Loewen                            Anne Loewen